SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Grandes ideias para viver bem

Earnings Release 2Q11

Gafisa Reports Results for Second Quarter 2011

--- Pre-sales reached R$ 1.1 billion on strong sales velocity of 42% over the R$ 1.4 billion launched in the quarter ---

--- Revised full year 2011 EBITDA margin guidance of 16%-20% incorporates more conservative approach on costs of projects being completed ---

--- Cash position of R$ 1.2 billion, comfortably within debt covenants ---

FOR IMMEDIATE RELEASE - São Paulo, August 11th , 2011 – Gafisa S.A. (Bovespa: GFSA3;

NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the second quarter ended June 30, 2011.

Commenting on the results, Duilio Calciolari, Chief Executive Officer said, “Our second quarter performance demonstrates the strength of our well-diversified portfolio of products, the persistent demand in the market and the success of our sales force. Pre-sales of R$1.14 billion was supported by favorable sales velocity over launches of R$1.38 billion.”

“While we are pleased with the quarterly improvement in reported EBITDA margin based on AlphaVille, our residential community developer with strong margins, we continue to be affected by some set-backs related to Tenda legacy units and also discounts over unsold finished units. As a result we are lowering our full year EBITDA margin guidance range by 200 bps, to 16-20%, to more accurately reflect our current and expected momentum of improvement through 2011. Our cash position of R$ 1.2 billion was reinforced by securitized receivables and higher cash inflow, benefiting from a deceleration of cash burn. Cash inflows for 2Q11 totaled R$ 847 million, a 36% sequential increase, and 53% higher than the second quarter of 2010”.

Calciolari continued, “In the short to medium term, I will prioritize execution in markets where we have strong track records and see the highest profitability potential. I am currently focusing on execution, margins improvement, generating cash flow and reducing leverage. We will be guided by a strict adherence to optimizing capital allocation and human resources when evaluating new launches.”

IR Contact
Luiz Mauricio Garcia

Rodrigo Pereira

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

2Q11 Earnings Results
Conference Call
Friday, August 12th , 2011

> In English (simultaneous

translation from Portuguese)
01:00 PM US EST
02:00 PM Brasilia Time
Phones:
+1 (888) 700-0802 (US only)
+1 (786) 924-6977 (Others)
+55 (11) 4688-6361 (Brazil)	2Q11 - Operating & Financial Highlights
Code: Gafisa
> In Portuguese
  Consolidated launches totaled R$ 1.38 billion in the quarter and R$ 1.89 billion in 1H11, a 37% and 11% increase when compared to 2Q10 and 1H10, respectively, representing 36% of the mid-range launch guidance.
  Pre-sales reached R$ 1.14 billion in the quarter, a 29% increase as compared to 2Q10 mainly due to better sales of launches in the 2Q11, which reached 42%. Consolidated VSO was 25.2%.
  Net revenues, recognized by the Percentage of Completion (“PoC”) method, reached R$ 1.04 billion, a 12% increase from 2Q10, mainly due to higher recognition coming from recent launches.
  Adjusted Gross Profit (w/o capitalized interest) was R$ 227 million, 9% lower than the same period of 2010, with a 26.6% Adjusted Gross Margin.
  Adjusted EBITDA reached R$ 150.8 million with a 14.5% margin, an 18% decrease when compared to R$ 184 million in the 2Q10, which can be attributed to the delivery of lower margin products by Tenda and Gafisa.
  Net Income was R$ 25.1 million for 2Q11 (3.8% Adj.Net Margin), a decrease of 74% from 2Q10.
  Net Debt/Equity reached 75.1% at the end of the quarter, 300 bps higher than 1Q11, also supported by a securitization of part of Gafisa’s receivables, totaling R$ 170 million.
  The Backlog of Revenues to be recognized reached R$ 4.28 billion, a 5% increase over last quarter. The Margin to be recognized reduced to 36.5%, mainly due to the two-month gap taken to reflect the INCC over receivables, compared to the one-month gap taken over costs. Without this effect, backlog margin would almost be stable, since we have a high INCC of 2.94% in May to be reflected in July.

01:00 PM US EST
02:00 PM Brasilia Time
Phone: +55 (11) 4688-6361
Code: Gafisa
Shares

GFSA3– Bovespa
GFA – NYSE
Total Outstanding Shares:
432,137,374[1]

Average daily trading volume
(90 days2 ): R$ 127.2 million

1) Including 599,486 treasury shares

2) Up to August 11th , 2011

Index

CEO Comments and Corporate Highlights for 2Q11	04
Recent Developments	05
Launches	07
Pre-Sales	08
Sales Velocity	09
Operations	09
Land Bank	10
Gross Profit	11
SG&A	12
EBITDA	12
Net Income	13
Backlog of Revenues and Results	13
Liquidity	15
Outlook	16
Detailed Information to Support Gafisa Expected Improvement	17
Covenant Ratios	18

CEO Comments and Corporate Highlights for 2Q11
I am very pleased to have been named CEO of Gafisa earlier last month and along with Rodrigo Osmo as CFO, who has done a very good job at expanding AlphaVille, we are fully committed to improving the profitability of our business and achieving an optimal capital structure that ensures the long-term growth and sustainability of all of our business segments. My number one priority as CEO is to right Gafisa, particularly when it comes to improving margins, delivering cash flow and lowering leverage. Over the last months my executive team and I have traveled the country to better understand the underlying opportunities we have as a company in all of our regional offices and amongst all of our segments. The Gafisa brand has been synonymous with delivering developments on time and within budget and I intend to recapture that mantle in the near term.

In the short to medium term, I will prioritize execution in markets where we have strong track records and see the highest profitability potential. During this period, we will curb our geographic expansion throughout the country, and will be guided by a strict adherence to optimizing capital allocation and human resources when evaluating new launches. Specifically, we intend to target areas that we know are proven performers and where we have a sound supply chain in place.

2Q11 figures on both launch and contracted sales are higher than 2Q10, which is demonstrative of the demand that continues to outstrip supply. In 2Q11, Gafisa launched 23 projects spread across 16 cities. We have already reached 36% of the mid-range of our launch estimates for 2011. Our contracted sales of launches which are at much higher margins are also tracking at an appropriate level to support the expected margin improvement for 2H11.

It is a fact these cost pressures, primarily related to projects launched in 2007 and 2008, had a negative effect on the Company’s margins, and also on the industry’s profitability as a whole. In addition to the margin pressure that Gafisa has already experienced, we anticipate that there may be further items which will impact Tenda, relating to costs for the outsourced construction projects currently being completed, which may impact our forecasted margin for full year. We remain confident in our ability to manage and mitigate these risks, and still expect operating margins to increase over the rest of the year.

We continue to focus on standardized execution, cost reduction and cash generation initiatives. For example, the gross margin on average for Tenda’s developments from 2008 is currently running at 13% while the gross margin from a 2010 project is over 30% as a result of standardization and the introduction of aluminum molds which reduce the labor component of construction costs and optimize execution.

Our cash position continue at a comfortable level and we have no need to refinance and also have an additional R$ 100 million in receivables available for securitization should we wish to use them. Additionally, accelerating the number of Tenda units to be transferred to Caixa is among my highest priorities for the Company, thus contributing to cash inflow.

We believe it would be prudent to be cautious over full year targets, but assuming demand to continue at similar levels, we will secure margins in the expected range and positive cash flow in the second half. Our main focus is long-term profitability with managed growth.

The fundamentals of Brazil’s economy are generally good, however we are following close the current scenario. Consumer confidence rose in June from earlier in the year. And, unemployment, at its lowest this year, fell to 6.2% in June. The job market continues to grow even at nearly full employment.

Our history as a homebuilder, number of deliveries, land bank, strong management team and knowledge of the sector is what sets we apart and what should support us to reach the goals. We are focusing on execution, improving margins, generating cash flow and reducing leverage. At the same time, we are committed to transparency and high governance standards.
Duilio Calciolari, CEO -- Gafisa S.A.

Recent Developments and Highlights

Duilio Calciolari appointed CEO; Rodrigo Osmo named CFO
On July 4, 2011, the Board of Gafisa appointed Duilio Calciolari to the position of CEO. Rodrigo Osmo was named CFO. Mr. Calciolari has worked with Gafisa for the last 11 years as its CFO and the last six as its IRO as well. Mr. Calciolari, who will also retain the role of IRO during Mr. Osmo’s transition, has played a major role in developing the strategic direction of Gafisa, while executing three successful capital markets transactions, several joint ventures and the acquisitions of AlphaVille and Tenda. Mr. Osmo will maintain his position of CEO of AlphaVille, which he has held since December 2009, through the end of the year to continue to lead the purchase of the remaining 20% of AlphaVille still owned by Alphapar.

Improving performance at Tenda
In 2009, Tenda introduced the use of aluminum molds in its building process and set about standardizing its building practices with the aim of reducing the overall cost of construction and decreasing the development cycle, thus increasing the feasibility on each project. While we continue to increase the share of developments with this lower cost/faster delivery formula, today this still only represents approximately 20% of projects under construction. However, 60% to 70% of the projects being launched in 2011 are utilizing aluminum molds. At this rate, we expect to see a rapid increase in the share of units using this construction method, as we accelerate the delivery of older Tenda units throughout the 2H11. The improvement in Tenda’s gross margins have been significant with the 2008 gross margin running at 13%, 2009 at 29% and over 30% for 2010. This progress on the cost side coupled with the increase in wages limit available to benefit from the MCMV program is resulting in more profitable developments.

True securitization of part of Gafisa’s portfolio of delivered and soon to be delivered receivables
In June, Gafisa sold part of its portfolio of receivables, for the sum of R$ 170 million, considered a definitive sale. The portfolio contains both receivables that are due (40%) and receivables that will come due within the next six months (which are considered equivalent to due receivables, since there is no longer any execution risk). The effective rates were yielding a combined weighted average of 10.22%.

Alphaville: A major growth engine
Given the success and brand awareness created by AlphaVille over the last 38 years, the unit created a brand extension, Terras Alpha, targeting the growing middle class demand for a similar kind of lifestyle traditionally offered by AlphaVille community developments. During the quarter two successful developments were launched under this brand, Terras Alpha Marica and Terras Alha Rezende, both located in the state of Rio de Janeiro. With highly successful launches, Terras Alpha Marica for example practically sold out its first phase, selling 393 of 399 lots released. Additionally, we are also focusing on urban centers, which are developed as neighborhoods, as well as AlphaVille’s first development, in the city of Barueri, Sao Paulo. Two good examples of these kinds projects currently under development are: AlphaVille Brasília, with 22 million sqm and AlphaVille Pernambuco, with 5 million sqm.

Strong sales velocity supported by internal sales force and growing online presence
Consolidated sales velocity for 2Q11 was 25.2% while sales of launches during the quarter were 42%. Supporting these results during the first half of the year was the Company’s internal sales force, which was responsible for some 52% of sales in the regions where they are present. Additionally, online sales contributed to some 14% of sales in the Rio and São Paulo. In the case of Tenda, sales originated online have reached approximately 20%.

Operating and Financial Highlights (R$000, unless otherwise specified)	2Q11	2Q10	2Q11 vs. 2Q10 (%)	1Q11	2Q11 vs. 1Q11 (%)	1H11	1H10	1H11 vs. 1H10 (%)
Launches (%Gafisa)	1,380,270	1,008,528	36.9%	512,606	169.3%	1,892,875	1,711,738	10.6%
Launches (100%)	1,482,487	1,461,510	1.4%	594,214	149.5%	2,076,701	2,311,384	-10.2%
Launches, units (%Gafisa)	6,083	4,398	38.3%	2,254	169.9%	8,337	8,281	0.7%
Launches, units (100%)	6,909	6,213	11.2%	2,736	152.5%	9,645	10,354	-6.8%
Contracted sales (%Gafisa)	1,147,002	889,761	28.9%	822,220	39.5%	1,969,222	1,747,082	12.7%
Contracted sales (100%)	1,274,977	1,151,788	10.7%	935,722	36.3%	2,210,699	2,176,638	1.6%
Contracted sales, units (% Gafisa)	4,219	4,476	-5.7%	3,361	25.5%	7,580	9,729	-22.1%
Contracted sales, units (100%)	4,907	5,536	-11.4%	3,945	24.4%	8,852	11,491	-23.0%
Contracted sales from Launches (%Gafisa)	583,532	409,160	42.6%	296,317	96.9%	879,849	643,876	36.6%
Contracted sales from Launches (%)	42.3%	40.6%	171 bps	57.8%	-1553 bps	46.5%	37.6%	887 bps
Completed Projects (%Gafisa)	681,957	631,216	8.0%	524,942	29.9%	1,206,899	957,118	26.1%
Completed Projects, units (%Gafisa)	4,467	4,782	-6.6%	3,060	46.0%	7,527	7,497	0.4%
Net revenues	1,041,344	927,442	12.3%	800,356	30.1%	1,841,700	1,835,027	0.4%
Gross profit	218,920	279,492	-21.7%	184,768	18.5%	403,688	532,148	-24.1%
Gross margin	21.0%	30.1%	-911 bps	23.1%	-206 bps	21.9%	29.0%	-708 bps
Adjusted Gross Margin 1)	26.6%	32.8%	-624 bps	27.7%	-113 bps	27.1%	31.6%	-452 bps
Adjusted EBITDA2)	150,809	183,970	-18.0%	106,520	41.6%	257,329	352,429	-27.0%
Adjusted EBITDA margin 2)	14.5%	19.8%	-535 bps	13.3%	117 bps	14.0%	19.2%	-523 bps
Adjusted Net profit 2)	39,630	107,171	-63.0%	24,127	64.3%	63,757	186,795	-65.9%
Adjusted Net margin 2)	3.8%	11.6%	-775 bps	3.0%	79 bps	3.5%	10.2%	-672 bps
Net profit	25,112	97,269	-74.2%	13,706	83.2%	38,818	162,087	-76.1%
EPS (R$)	0.0582	0.2265	-74.3%	0.0318	83.2%	0.0900	0.3775	-76.2%
Number of shares ('000 final)	431,538	429,348	0.5%	431,384	0.0%	431,538	429,348	0.5%
Revenues to be recognized	4,277	3,209	33.3%	4,062	5.3%	4,277	3,209	33.3%
Results to be recognized 3)	1,561	1,167	33.8%	1,585	-1.5%	1,561	1,167	33.8%
REF margin 3)	36.5%	36.4%	13 bps	39.0%	-252 bps	36.5%	36.4%	13 bps
Net debt and Investor obligations	2,890,108	1,622,787	78%	2,741,682	5%	2,890,108	1,622,787	78%
Cash and cash equivalent	1,163,080	1,806,384	-36%	926,977	25%	1,163,080	1,806,384	-36%
Equity	3,850,343	3,591,729	7%	3,809,175	1%	3,850,343	3,591,729	7%
Equity + Minority shareholders	3,850,342	3,591,729	7%	3,809,175	1%	3,850,342	3,591,729	7%
Total assets	10,392,194	9,168,679	13%	9,623,032	8%	10,392,194	9,168,679	13%
(Net debt + Obligations) / (Equity + Minorities)	75.1%	45.2%	2988 bps	72.0%	309 bps	75.1%	45.2%	2988 bps

1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

Launches

In 2Q11, launches totaled R$ 1.38 billion, an increase of 37% compared to 2Q10, represented by 23 projects/phases, located in 16 cities.

78% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 89% of Tenda’s launches had prices per unit under the MCMV program. This quarter Tenda launched one project out of MCMV, with an average price per unit of R$ 207 thousand. These project represented a PSV of R$ 39 million or 11% of Tenda’s launches in the quarter. Excluding these projects, the average price per unit of Tenda was R$ 116 thousand.

For the quarter, the Gafisa segment was responsible for 68% of total launches with 93% of them coming from the state of Sao Paulo, reflecting favorable projects approval performance, Tenda accounted for 25% and AlphaVille the remaining 7%.

The tables below detail new projects launched during 2Q11 and 1H11:

Table 1 - Launches per company per region
%Gafisa - (R$000)		2Q11	2Q10	Var. (%)	1H11	1H10	Var. (%)
Gafisa	São Paulo	865,309	384,072	125%	1,023,088	567,290	80%
	Rio de Janeiro	55,243	-	-	125,766	49,564	154%
	Other	14,708	106,562	-86%	14,708	183,078	-92%
	Total	935,259	490,634	91%	1,163,562	799,932	45%
	Units	2,589	1,143	127%	3,344	1,886	77%

AlphaVille	São Paulo	-	58,266	-100%	-	155,534	-100%
	Rio de Janeiro	95,567	-	-	95,567	-	-
	Other	-	169,218	-	181,914	169,218	8%
	Total	95,567	227,483	-58%	277,482	324,752	-15%
	Units	621	681	-9%	1,470	1,033	42%

Tenda	São Paulo	9,200	37,727	-76%	20,420	70,398	-71%
	Rio de Janeiro	64,743	57,073	13%	64,743	106,365	-39%
	Other	275,500	195,611	41%	366,669	410,291	-11%
	Total	349,443	290,411	20%	451,832	587,054	-23%
	Units	2,873	2,574	12%	3,523	5,362	-34%

Consolidated	Total - R$000	1,380,270	1,008,528	37%	1,892,875	1,711,738	11%
	Total - Units	6,083	4,398	38%	8,337	8,281	1%

Table 2 - Launches per company per unit price
%Gafisa - (R$000)		2Q11	2Q10	Var. (%)	1H11	1H10	Var. (%)
Gafisa	<= R$500K	729,837	222,272	228%	845,196	365,088	132%
	> R$500K	205,422	268,362	-23%	318,365	434,843	-27%
	Total	935,259	490,634	91%	1,163,562	799,932	105%

AlphaVille	~ R$100K; <= R$500K	95,567	227,483	-58%	277,482	324,752	-15%
	Total	95,567	227,483	-58%	277,482	324,752	-15%

Tenda	≤ MCMV	310,505	216,666	43%	332,767	436,515	-24%
	> MCMV	38,938	73,745	-47%	119,065	150,539	-21%
	Total	349,443	290,411	20%	451,832	587,054	-23%

Consolidated		1,380,270	1,008,528	37%	1,892,875	1,711,738	11%

Pre-Sales

Pre-sales for the quarter reached R$ 1.15 billion, an increase of 29%, compared to 2Q10, mainly due to the volume of strong launches in the quarter. In the case of Tenda, the 27% decrease is a consequence of a 23% decrease in launches during 1H11, when compared to 1H10; as well as the concentration of products launched in the last month of the quarter, reducing the availability of products under the Tenda brand during this period.

The Gafisa segment was responsible for 68% of total pre-sales, while Tenda and AlphaVille accounted for approximately 20% and 13%, respectively. Among Gafisa’s pre-sales, 72% corresponded to units priced below R$ 500 thousand, while 81% of Tenda’s pre-sales came from units priced under the MCMV program. The tables below illustrate a detailed breakdown of our pre-sales for 2Q11 and 1H11:

Table 3 - Sales per company per region
%Gafisa - (R$000)		2Q11	2Q10	Var. (%)	1H11	1H10	Var. (%)
Gafisa	São Paulo	602,992	319,435	89%	931,512	521,219	79%
	Rio de Janeiro	103,748	35,693	191%	162,692	88,434	84%
	Other	71,560	101,131	-29%	107,609	222,484	-52%
	Total	778,300	456,258	71%	1,201,812	832,138	44%
	Units	1,946	1,088	79%	2,856	2,038	40%

AlphaVille	São Paulo	6,130	39,818	-85%	9,965	105,981	-91%
	Rio de Janeiro	74,361	9,234	705%	77,425	17,770	336%
	Other	64,522	79,740	-19%	228,542	121,685	88%
	Total	145,013	128,792	13%	315,932	245,435	29%
	Units	752	424	77%	1,648	997	65%

Tenda	São Paulo	42,682	53,390	-20%	65,819	149,483	-56%
	Rio de Janeiro	26,802	66,035	-59%	22,883	150,988	-85%
	Other	154,205	185,286	-17%	362,776	369,039	-2%
	Total	223,689	304,711	-27%	451,478	669,510	-33%
	Units	1,521	2,964	-49%	3,076	6,694	-54%

Consolidated	Total - R$000	1,147,002	889,761	28.9%	1,969,222	1,747,082	13%
	Total - Units	4,219	4,476	-6%	7,580	9,729	-22%

Table 4 - Sales per company per unit price - PSV
%Gafisa - (R$000)		2Q11	2Q10	Var. (%)	1H11	1H10	Var. (%)
Gafisa	<= R$500K	561,175	196,795	185%	748,600	519,492	44%
	> R$500K	217,125	259,463	-16%	453,212	312,645	45%
	Total	778,300	456,258	71%	1,201,812	832,138	44%

AlphaVille	> R$100K; <= R$500K	145,013	128,792	13%	315,932	245,435	29%
	Total	145,013	128,792	13%	315,932	245,435	29%

Tenda	≤ MCMV	180,508	225,846	-20%	253,804	488,319	-48%
	> MCMV	43,181	78,865	-45%	197,674	181,191	9%
	Total	223,689	304,711	-27%	451,478	669,510	-33%

Consolidated	Total	1,147,002	889,761	28.9%	1,969,222	1,747,082	13%

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		2Q11	2Q10	Var. (%)	1H11	1H10	Var. (%)
Gafisa	<= R$500K	1,700	669	154%	2,308	1,505	53%
	> R$500K	246	419	-41%	548	533	3%
	Total	1,946	1,088	79%	2,856	2,038	40%

AlphaVille	> R$100K; <= R$500K	752	424	77%	1,648	997	65%
	Total	752	424	77%	1,648	997	65%

Tenda	≤ MCMV	1,311	2,499	-48%	1,929	5,592	-65%
	> MCMV	210	465	-55%	1,147	1,102	4%
	Total	1,521	2,964	-49%	3,076	6,694	-54%

Consolidated	Total	4,219	4,476	-6%	7,580	9,729	-22%

Sales Velocity
On a consolidated basis, the Company attained a sales velocity of 25.2% in 2Q11, compared to 24.6% in 2Q10. Sales velocity increased over the previous period, mainly due to a higher volume of launches in the period. Sales velocity per launch date reached 42% for 2Q11 launches, reflecting a strong and continuing demand for the sector.

Table 6 - Sales velocity per company

R$ million	Beginning of period Inventories	Launches	Sales	Price Increase + Other	End of period Inventories	Sales velocity

Gafisa	1,724.2	935.3	778.3	59.7	1,940.9	28.6%
AlphaVille	436.7	95.6	145.0	26.8	414.0	25.9%
Tenda	856.2	349.4	223.7	61.8	1,043.8	17.6%
Total	3,017.0	1,380.3	1,147.0	148.3	3,398.6	25.2%

Table 7 - Sales velocity per launch date
2Q11
	End of period Inventories	Sales	Sales velocity
2011 launches	940,204	686,518	42.2%
2010 launches	1,146,599	306,434	21.1%
2009 launches	298,655	54,321	15.4%
≤ 2008 launches	1,013,135	99,729	9.0%
Total	3,398,593	1,147,002	25.2%

Operations

By the end of 2Q11, the Company was present in 22 different states plus the Federal District, with 197 projects under development at the end of the second quarter. Around 437 engineers and architects were in the field, in addition to 587 intern engineers in training.

Since June we saw an acceleration of the number of units contracted by the CEF likely due to the internal improvements as a result of the start-up of a new area dedicated to working with the major homebuilders. In 2Q11 Tenda contracted 6,858 units with CEF, with 73% of them contracted in June alone. This improvement resulted in a 274% volume increase over the 1,835 units in 1Q11, totaling 8,693 units in 1H11, representing more than 40% of the expected volume for the full year.

Transferred units totaled 3,066 units in 2Q11 (4,958 in 1H11). However, in August alone we expect to transfer more units than in 2Q11, allowing us to maintain the target of close to 18,000 units to be transferred for the full year.

Delivered Projects

During the second quarter, Gafisa delivered 23 projects with 4,467 units with an approximate PSV of R$ 682 million. The Gafisa segment delivered 8 projects, Tenda and AlphaVille delivered the remaining 13 and 2 projects/phases, respectively. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion which is prior to the delivery meeting.

For the 2H11 we expect to deliver an additional 17,000 units for a total of 25,000, almost double the amount delivered during the full year of 2010, mainly due to the delivery of older Tenda units along with some of Gafisa’s leveraged 2007/2008 launches. Regarding construction completion (Habite-se) we already completed 9,367 units through 1H11 and expect to complete an additional 18,000 units in the 2H11.

The tables below list the products delivered in 2Q11 and first half 2011:

Table 8 - Delivered projects

Company	Project	Delivery	Launch	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)

Gafisa 1Q11						1,379	387,330

Gafisa	Grand Park - Árvores Fase I	Apr-11	Dec-07	São Luis - MA	50%	200	29,978
Gafisa	Privilege Residencial	Apr-11	Sep-07	Niterói - RJ	100%	194	44,469
Gafisa	Horizonte	May-11	May-07	Belem - PA	100%	29	21,173
Gafisa	Terraças Tatuapé	May-11	Jun-08	São Paulo - SP	100%	108	48,660
Gafisa	Costa Maggiore Resdidencial Resort	May-11	Jan-08	Cabo Frio - RJ	50%	30	24,052
Gafisa	Magnific	May-11	Mar-08	Goiânia - GO	100%	31	30,458
Gafisa	Bella Vista	May-11	Dec-07	Resende - RJ	100%	116	46,046
Gafisa	Supremo	Jun-11	Aug-07	São Paulo - SP	100%	192	143,634
Gafisa 2Q11						900	388,469

AlphaVille 1Q11						543	46,414

Alphaville	Nova Esplanada (SP)	May-11	Dec-08	Votorantim-SP	31%	196	39,749
Alphaville	Mossoró (RN)	Jun-11	Dec-08	Mossoró-RN	70%	405	22,804
AlphaVille 2Q11						602	62,553

Tenda 1Q11						1,138	91,198

Tenda	Residencial San Pietro Life	Apr-11	Sep-09	Barbacena - MG	100%	172	15,188
Tenda	Residencial Vivendas Do Sol Ii F2	Apr-11	May-08	Porto Alegre - RS	100%	200	11,608
Tenda	Residencial Bologna Life	May-11	May-08	Belo Horizonte - MG	100%	306	23,256
Tenda	Residencial Clube Garden	May-11	Oct-09	São Paulo - SP	100%	192	16,800
Tenda	Residencial Nicolau Kuhn	May-11	Dec-07	Sapucaia do Sul - RS	100%	460	36,340
Tenda	Fit Maria Ines	Jun-11	May-09	Goiânia - GO	60%	270	25,330
Tenda	Residencial Aricanduva Life	Jun-11	Jun-07	São Paulo - SP	100%	180	18,380
Tenda	Fit Taboao	Jun-11	Dec-07	Taboão da Serra - SP	100%	374	22,115
Tenda	Vale Verde Cotia 4	Jun-11	Dec-07	Cotia - SP	100%	368	32,156
Tenda	Residencial Terra Nova I Garden	Jun-11	Mar-08	Goiânia - GO	100%	240	16,320
Tenda	Residencial Sao Francisco Life	Jun-11	Jul-08	Belo Horizonte - MG	100%	80	6,800
Tenda	Residencial Vale Do Sol	Jun-11	Jul-08	Guarulhos - SP	100%	69	3,726
Tenda	Residencial Vitoria Regia	Jun-11	Jul-08	Guarulhos - SP	100%	54	2,916
Tenda 2Q11						2,965	230,935

Total 1Q11						3,060	524,942

Total 2Q11						4,467	681,957

Total 1H11						7,527	1,206,899

Land Bank

The Company’s land bank, of approximately R$ 18.4 billion, is composed of 182 different projects in 19 states, equivalent to approximately 90 thousand units. In line with our strategy, 38.8% of our land bank was acquired through swaps – which require no cash obligations.

During 2Q11 we recorded a gross increase of R$ 1.73 billion in land bank, reflecting acquisitions that offset the R$1.38 billion launches in the quarter.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price
		PSV - R$ million	%Swap	%Swap	%Swap	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)
Gafisa	< R$500K	4,318	40.4%	36.6%	3.7%	14,155
	> R$500K	3,829	42.0%	38.3%	3.7%	4,837
	Total	8,147	41.3%	37.6%	3.7%	18,991

AlphaVille	< R$100K;	657	100.0%	0.0%	100.0%	7,894
	> R$100K; < R$500K	4,876	97.2%	0.0%	97.2%	20,189
	> R$500K	230	99.8%	0.0%	99.8%	26
	Total	5,763	97.4%	0.0%	97.4%	28,109

Tenda	≤ MCMV	3,511	25.8%	17.8%	8.0%	35,761
	> MCMV	991	45.9%	45.9%	0.0%	5,556
	Total	4,502	32.2%	26.7%	5.5%	41,317

Consolidated		18,412	38.8%	34.4%	4.4%	88,418

Number of projects/phases
Gafisa	56
AlphaVille	46
Tenda	80
Total	182
Table 10 - Landbank Changes (based on PSV)

Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total

Land Bank - BoP	8,433	5,083	4,547	18,063
2Q11 - Net Acquisitions	649.1	775.4	304.8	1,729
2Q11 - Launches	(935.3)	(95.6)	(349.4)	(1,380)
Land Bank - EoP (2Q11)	8,147	5,763	4,502	18,412

2Q11 - Revenues

Due to the solid sales performance in 2Q11 of newly launched projects and units from inventory, as well as an accelerated pace of construction, the Company was able to recognize substantial net operating revenues for 2Q11, which rose by 12.3% to R$ 1.04 billion from R$ 927.4 million in 2Q10, with Tenda contributing 32% of consolidated revenues.

This quarter, 47% of Tenda revenue came from projects from and prior to 2008, compared to 54% in 1Q11. We should see this been consistently reducing in the coming quarters due to the delivery of Tenda legacy units. The negative sales from 2008 units were due to Tenda’s effort to cancel sales from customers with low credit scores, which in 2Q11 happened by the end of the quarter and should be re-sold in 3Q11.

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		2Q11				2Q10
R$ 000		Sales	% Sales	Revenues	% Revenues	Sales	% Sales	Revenues	%Revenues
Gafisa	2011 launches	549,002	59%	78,121	11%	-	-	-	-
	2010 launches	185,110	20%	205,628	29%	387,449	66%	97,841	16%
	2009 launches	54,730	6%	159,520	23%	90,820	16%	103,841	17%
	≤ 2008 launches	134,471	15%	262,775	37%	106,781	18%	425,788	68%
	Total Gafisa	923,313	100%	706,044	100%	585,050	100%	627,470	100%

Tenda	2011 launches	137,516	61%	11,550	3%	-	-	-	-
	2010 launches	125,223	56%	102,102	30%	183,657	60%	-	-
	2009 launches	(409)	0%	64,311	19%	37,458	12%	-	-
	≤ 2008 launches	(38,641)	-17%	157,336	47%	83,596	27%	-	-
	Total Tenda	223,689	100%	335,299	100%	304,711	100%	299,972	100%

Total		1,147,002		1,041,343		889,761		927,442

2Q11 - Gross Profits

On a consolidated basis, gross profit for 2Q11 totaled R$ 218.9 million, a decrease of 21.7% over 2Q10. The gross margin for the quarter reached 21.0% (26.6% w/o capitalized interest).

Moving forward, we see important improvements in margins due to the delivery of old lower-margin units – Please see a more detailed explanation of Gross Margin on page 18.

Table 12 - Capitalized interest
(R$000)		2Q11	2Q10	1Q11
Consolidated	Opening balance	150,817	94,101	146,544
	Capitalized interest	62,264	32,900	41,454
	Interest transfered to COGS	(58,117)	(25,104)	(37,181)
	Closing balance	154,964	101,897	150,817

2Q11 - Selling, General, and Administrative Expenses (SG&A)

In the second quarter 2011, SG&A expenses totaled R$ 122.4 million. SG&A increased 13%, from R$ 107.8 million compared to 1Q11. This was mainly due to higher selling expenses related to the strong launches and sales volume in the quarter. Regarding the R$ 4.0 million G&A increase, R$ 2.5 million was due to annual wages adjustments and R$ 1.5 million to SOP (stock option plan) expenses, which was offset by higher revenue recognition.

When compared to 2Q10, all expense ratios improved as compared to net revenues, resulting in a ratio of SG&A/Net Revenues of 11.8%, compared to 12.5% in 2Q10.

Going forward, we continue to see stable SG&A/net revenue ratios, mainly due to growing volumes of launches expected for 2H11 that should offset greater revenue recognition.

Table 13 - Sales and G&A Expenses
(R$'000)		2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated	Selling expenses	61,970	61,140	51,505	1%	20%
	G&A expenses	60,389	55,125	56,307	10%	7%
	SG&A	122,359	116,265	107,812	5%	13%
	Selling expenses / Launches	4.5%	6.1%	2.7%	-157 bps	177 bps
	G&A expenses / Launches	4.4%	5.5%	3.0%	-109 bps	140 bps
	SG&A / Launches	8.9%	11.5%	5.7%	-266 bps	317 bps
	Selling expenses / Sales	5.4%	6.9%	6.3%	-147 bps	-86 bps
	G&A expenses / Sales	5.3%	6.2%	6.8%	-93 bps	-158 bps
	SG&A / Sales	10.7%	13.1%	13.1%	-240 bps	-244 bps
	Selling expenses / Net revenue	6.0%	6.6%	6.4%	-64 bps	-48 bps
	G&A expenses / Net revenue	5.8%	5.9%	7.0%	-14 bps	-124 bps
	SG&A / Net revenue	11.8%	12.5%	13.5%	-79 bps	-172 bps

2Q11 - Other Operating Results
In 2Q11, our results reflected a negative impact of R$8.6 million, compared to R$ 6.9 million in 2Q10, primarily due to a higher level of contingency provisions in the quarter. These included an R$ 11.5 million contingency mainly at Tenda, related to delayed delivery of units from legacy Tenda projects and labor contingency mainly related to outsourced tasks, where we continued taking a conservative stance by making this provision.

2Q11 - Adjusted EBITDA

Adjusted EBITDA for 2Q11 totaled R$ 150.8 million, 18% lower than the R$ 184 million for 2Q10, with a consolidated adjusted margin of 14.5%, compared to 19.8% in 2Q10.

In 1H11, EBITDA margin reached 14.0%, or 100 bps below the mid-range of the previously stated guidance of 13%-17% for the period. For more detailed information about EBITDA margin guidance, please refer to “Outlook” section, on page 16.

We adjusted our EBITDA for expenses associated with stock option plans, as it is non-cash expense.

Table 14 - Adjusted EBITDA
(R$'000)		2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated	Net Profit	25,112	97,269	13,706	-74%	83%
	(+) Financial result	28,866	20,853	30,999	38%	-7%
	(+) Income taxes	1,443	22,060	1,847	-93%	-22%
	(+) Depreciation and Amortization	22,753	8,781	12,366	159%	84%
	(+) Capitalized Interest Expenses	58,117	25,106	37,181	131%	56%
	(+) Minority shareholders and non
	recurring expenses	9,737	7,318	7,058	33%	38%
	(+) Stock option plan expenses	4,781	2,584	3,363	85%	42%
	Adjusted EBITDA	150,809	183,970	106,520	-18%	42%
	Net Revenue	1,041,344	927,442	800,356	12.3%	30.1%
	Adjusted EBITDA margin	14.5%	19.8%	13.3%	-535 bps	117 bps

2Q11 - Depreciation and Amortization
Depreciation and amortization in 2Q11 was R$ 22.8 million, an increase of R$ 14 million when compared to the R$ 8.8 million recorded in 2Q10, mainly due to higher showroom depreciation.

2Q11 – Financial Results
Net financial expenses totaled R$ 28.9 million in 2Q11, compared to net financial expenses of R$ 20.9 million in 2Q10. Since we did our equity offering at the end of March 2010, the company’s leverage was reduced in 2Q10, and as a consequence, decreased the net financial expenses for that period. Additionally, this quarter we capitalized R$ 66 million, compared to R$ 32.9 million in 2Q10, mainly due to higher project finance debt, reflecting leveraging activity, and capitalization of some short term land investments. When compared to the R$ 31.0 million from 1Q11, the difference is mainly due to higher capitalized interest.

2Q11 - Taxes
Income taxes, social contribution and deferred taxes for 2Q11 amounted to R$ 1.4 million, compared to R$ 22.1 million in 2Q10. This result is mainly due to lower income before taxes reached this quarter and the optimization of tax planning annouced at the end of 2010. In the future, and assuming normalized margins, we continue to expect income tax to represent approximately 2% of net revenue. When compared to R$ 1.8 million from 1Q11, the results were in line, mainly due to lower profitability in both quarters.

2Q11 - Adjusted Net Income
Net income in 2Q11 was R$ 25.1 million compared to R$ 97.3 million in the 2Q10. However, net income on an adjusted basis (before deduction of expenses related to minority shareholders and stock options), reached R$ 39.6 million, with an adjusted net margin of 3.8%, representing a decrease of 63.0% when compared to R$ 107.2 million in 2Q10, mostly due to the above mentioned facts. When compared to 1Q11 of R$ 24.1 million, the R$ 15.5 million increase was mainly due to higher operational results.
2Q11 - Earnings per Share
Earnings per share was R$ 0.06/share in the 2Q11 compared to R$ 0.23/share in 2Q10, a 74.3% decrease, and R$0.03 in 1Q11. Shares outstanding at the end of the period were 431.5 million (ex. Treasury shares) and 429.3 million in the 2Q10.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.56 billion in 2Q11, in line with 2Q10. The consolidated margin for the quarter was 36.5%, 10 bps higher than in 2Q10 and 250 bps lower than 1Q11, mainly due to the two month gap that we take to reflect the INCC index over receivables, compared to the one month gap taken to recognize inflation costs. This INCC effect was boosted this quarter since we have a high INCC level of 2.94% in May (related to annual labor adjustments), to be recognized in July (3Q11). Without this effect, backlog margin would almost be stable.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$ million)		2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated	Revenues to be recognized	4,277	3,209	4,062	33.3%	5.3%
	Costs to be recognized	-2,716	-2,042	-2,477	33.0%	9.6%
	Results to be recognized (REF)	1,561	1,167	1,585	33.8%	-1.5%
	REF margin	36.5%	36.4%	39.0%	13 bps	-252 bps
Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Balance Sheet
Cash and Cash Equivalents

On June 30, 2011, cash and cash equivalents reached R$ 1.2 billion, 25.5% higher than 1Q11, mainly due to improved operating cash inflow and also due to the true securitization in the sum of R$170 million. We see our cash position as sufficient to execute our development plans, and we see no need to increase this current level. Assuming this scenario, the expected positive cash flow generation in 2H11 should contribute to reduce gross debt.

Accounts Receivable

At the end of 2Q11, total accounts receivable increased by 6% to R$ 10.3 billion, compared to R$ 9.7 billion in 1Q11, a 30% increase compared to the R$ 7.9 billion balance in 2Q10, reflecting increased sales activity.

Table 16 - Total receivables
(R$ million)		2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated	Receivables from developments - ST	2,738.4	1,466.0	2,554.2	87%	7%
	Receivables from developments - LT	1,700.3	1,864.6	1,661.6	-9%	2%
	Receivables from PoC - ST	3,653.7	2,470.9	3,357.4	48%	9%
	Receivables from PoC - LT	2,171.3	2,075.2	2,106.8	5%	3%
	Total	10,263.7	7,876.7	9,679.9	30%	6%
Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

Inventory (Properties for Sale)

Inventory at market value totaled R$ 3.4 billion in 2Q11, an increase of 24.7% when compared to the R$ 3.0 billion registered in the 1Q11. On a consolidated basis, our inventory is at a level of 9.6 months of sales based on LTM sales figures.

Finished units of inventory at market value represented 12% by the end of the quarter, or 200 bps lower than this ratio at 1Q11, mainly due to Gafisa’s finished units sold in the quarter which more than compensated the completion of unsold units. We continue to focus on finished inventory reduction, concentrated under Gafisa brand, with 69% of the total.

At the end of 2Q11, 51.3% of the total inventory reflected units where construction is up to 30% complete.

Table 17 - Inventories
(R$000)		2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated	Land	1,044,269	701,790	1,014,630	48.8%	2.9%
	Units under construction	997,409	947,023	879,333	5.3%	13.4%
	Completed units	293,073	205,739	333,168	42.4%	-12.0%
	Total	2,334,751	1,854,552	2,227,131	25.9%	4.8%

Table 18 - Inventories at market value
PSV - (R$000)		2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Consolidated	2011 launches	940,204	-	216,654	-	334%
	2010 launches	1,146,599	880,214	1,398,314	30%	-18%
	2009 launches	298,655	492,448	345,271	-39%	-14%
	2008 and earlier launches	1,013,135	1,352,937	1,056,771	-25%	-4%
Consolidated	Total	3,398,593	2,725,599	3,017,010	24.7%	12.6%

Table 19 - Inventories per completion status
Company	Not started	Up to 30% constructed	30%to 70% constructed	More than 70% constructed	Finished units	Total 2Q11

Gafisa	564,122	571,459	485,280	368,610	365,358	2,354,828
Tenda	168,043	438,931	189,760	201,701	45,329	1,043,765
Total	732,165	1,010,390	675,039	570,312	410,687	3,398,593

Liquidity
On June 30, 2011, Gafisa had a cash position of R$ 1.2 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 4.05 billion, resulting in a net debt and obligations of R$ 2.9 billion. The net debt and investor obligations to equity and minorities ratio was 75.1% compared to 72.0% in 1Q11, due to the R$ 148.4 million cash burn in the second quarter. When excluding Project Finance, this net debt/equity ratio reached 24.5%, a comfortable leverage level with a competitive cost that is equivalent to the Selic rate.

Our 2Q11 cash burn was mainly explained by the R$ 768 million in expenditures in construction and development payments and R$ 132 million in land acquisition payments, partially offset by increasing cash inflow (expected to continue increasing in 2H11) and also due to the true securitization that we did by the end of the quarter, containing both receivables that are due and receivables that will come due within the next six months (which are considered by the investor to be equivalent to performed receivables, since there is no longer execution risk, resulting in a definitive sale).

During 2H11 we expect cash burn to continue to diminish, following expected positive cash flow generation, and is expected to close the year with a Net Debt/Equity below 60%, following the previously stated guidance. With the expected positive cash flow for 2H11, we should be able to deleverage the Company, which together with a greater use of the blue print mortgage–which requires almost no working capital - for Tenda’s MCMV units, should contribute to our ability to reduce current leverage and keep it at a comfortable level going forward. On page 18, we also highlighted our current debt covenants ratio, showing a comfortable position by the end of the quarter.

Project finance now represents 46% of total debt. Currently we have access to a total of R$ 4.3 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 2.3 billion in signed contracts and R$ 1.0 billion of contracts in process, giving us additional availability of R$ 1.0 billion.

We also have additional receivables (from units already delivered) of over R$ 100 million available for securitization. The following tables provide information on our debt position.

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Debentures - FGTS (project finance)	1,212,557	1,208,939	1,239,816	0.3%	-2.2%
Debentures - Working Capital	677,257	662,669	688,800	2.2%	-1.7%
Project financing (SFH)	735,358	499,186	755,652	47.3%	-2.7%
Working capital	968,016	678,377	604,391	42.7%	60.2%
Total consolidated debt	3,593,188	3,049,171	3,288,659	18%	9%

Consolidated cash and availabilities	1,163,080	1,806,384	926,977	-36%	25%
Investor Obligations	460,000	380,000	380,000	-	-
Net debt and investor obligations	2,890,108	1,622,787	2,741,682	78%	5%
Equity + Minority shareholders	3,850,342	3,591,729	3,809,175	7%	1%
(Net debt + Obligations) / (Equity + Minorities)	75.1%	45.2%	72.0%	2988 bps	309 bps
(Net debt + Ob.) / (Eq + Min.) - Exc.
Project Finance (SFH + FGTS Deb.)	24.5%	-2%	19.6%	2685 bps	488 bps

Table 21 - Debt maturity
(R$ million)	Average Cost (p.a.)	Total	Until Jun/2012	Until Jun/2013	Until Jun/2014	Until Jun/2015	After Jun/2015

Debentures - FGTS (project finance)	TR + 9.20%	599.7	3.1	148.9	298.9	148.9	-
Debentures - Working Capital	CDI + 1.43%	677.3	137.8	124.3	117.2	143.2	154.7
Project financing (SFH)	TR + 10.44%	1,280.5	466.4	498.2	312.6	3.1	0.2
Working capital	CDI + 1.80%	1,035.8	235.9	184.2	229.1	259.3	127.4
sub-total consolidated debt	12.5%	3,593.2	843.2	955.5	957.8	554.4	282.3
Investor Obligations	CDI	460	143	145	145	14	13
Total consolidated debt		4,053.2	986.2	1,100.5	1,102.8	568.4	295.3
% Total			24%	27%	27%	14%	7%

Outlook 2011 vs. Actual
In 1H11 Gafisa achieved 36% of the mid-range of launch guidance provides for the full year of between R$ 5.0 billion and R$ 5.6 billion.

With regard to profitability, the 14.0% EBITDA margin reached in 1H11 came in 100 bps lower than the mid-range of our expectations for the first half guidance range of between 13% and 17%, mainly due to higher than expected costs coming from the outsourced projects recently completed under the Tenda brand and expected to be completed in the short term and also some discounts over Gafisa finished inventory units. Due to this fact, and also assuming a more conservative approach (focusing on long term profitability) we decided to reduce the full year EBITDA margin guidance range by 200 bps, from 18%-22% to 16%-20%. Reflecting the same adjustment in 2H11 guidance, the range for the period is being decreased from 20%-24% to 18%-22%.

These changes do not impact our expectations for positive operating cash flow in 2H11 that should bring the Net Debt/Equity ratio down to below 60% at the end of the year.

Considering the above-mentioned plan, current guidance figures for 2011 are as follows:

Launches (R$ million)		Guidance 2011	1H11%
Gafisa	Min.	5,000		38%
(consolidated)	Average	5,300	1,893	36%
	Max.	5,600		34%

EBITDA Margin (%)		Guidance 1H11	1H11%		Guidance 2011
Gafisa	Min.	13.0%		100 bps	16.0%
(consolidated)	Average	15.0%	14.0%	-100 bps	18.0%
	Max.	17.0%		-300 bps	20.0%

Net Debt/Equity (%) - EoP		Guidance 2011	1H11%
Gafisa	Max.	< 60.0%	75.1%	1510 bps

Detailed Information to Support Gafisa Expected Improvement

The following information is being provided this quarter to support our expectations for achieving the operational and financial performance guided.

Positive Cash Flow:

Since 3Q10, when the cash burn rate reached its peak of R$ 453 million for the quarter, it has declined sequentially to the R$ 148 million reported in 2Q11. We are considering the securitization in this calculation, as the traded receivables were sold without joint liability for both those that were due and those scheduled to be delivered within 6 months (thus eliminating execution risk).

Additionally, we are seeing a healthy improvement in cash inflow that should continue to improve. In 2Q11 cash inflow reached R$ 846.9 million or 53% higher than 2Q10 and 36% higher than 1Q11, as a consequence of higher number of units being delivered, that should accelerate further in 2H11.

Short Term Obligations versus Expected Inflow
R$ million - June/2011
Consolidated	TOTAL
Suppliers	226
Land and advances from clients	527
Taxes + Other Liabilities¹	595
Dividends	103
Construction Expenses	2,340
Total Obligations	3,790
Short-Term Debt repayment²	1,104
Short-Term Receivables³	6,392
Surplus (Deficit) - Scenario 1	1,498

Surplus (Deficit) - Scenario 2	-
Assumptions:
¹ Tax: PIS/COFINS + Income Tax
² Including Interest expenses
³ Short-Term including on and off balance receivables Scenario 1 = 100% of ST receivables, Scenario 2 = 77% of ST receivables

Assuming short-term receivables net of ST obligations, we see close to R$ 1.5 billion net cash inflow (Scenario 1), even assuming no debt refinancing and not considering the cash position. To offset the expected positive inflow in the short-term, it is necessary to assume a discount of 23% over short-term receivables, plus no debt refinancing. We see this as a strong fundamental for the expected deleverage to occur in the coming quarters. If necessary, we can also manage the land acquisition, considering that we have a comfortable Land bank of over R$ 18 billion, however, we don’t expect this to be necessary.

Based on all information above, we continue to expect a net debt/equity of 60% by the end of this year, reflecting the positive impact from the upcoming delivery of units expected for the 2H11.

Margin Expansion:

This year, for the first time we have split guidance for the first and second half of 2011, mainly due to several negative effects impacting the profitability of the 1H11 (as previously explained). Going forward, assuming the revised EBITDA margin guidance, we see the projects from and prior to 2008 having a lower impact on the recognition of results, while recent projects (from 4Q10 and 2011) which are starting to be built, are positively contributing to the expected margin improvement in 2H11:

Consolidated (R$ million)	1H11
	Net Revenue	%	COGS w/o capitalized interest	Gross Profit	Gross margin (%)

2011 launches	109.9	6%	-65.1	44.9	40.8%
2010 launches	530.4	29%	-326.3	204.3	38.5%
2009 launches	396.9	22%	-254.1	143.0	36.0%
≤ 2008 launches	804.6	44%	-697.2	107.8	13.4%
Total	1,841.7	100%	-1,342.7	500.0	27.1%

In 1H11, 44% of the Net Revenues came from projects from and prior to 2008. In the case of Tenda this number was 50% for 1H11, 54% in 1Q11, and 47% in 2Q11. Crucial to our expectation of important improvement in terms of margin expansion going forward is the fact that the recognition from projects < 2008 should quickly diminish and be replaced by increasing recognition of projects from 2H10 and 2011, with average gross margin in the range of 38%-41%, compared to 13% from 2008.

Covenants ratios

Table 22 - Debenture Covenants - 5th issuance
Debenture covenants - 5th issuance			1Q11	2Q11
(Total debt - SFH debt - Cash) / Equity ≤ 75%			42.2%	44.0%
(Total Receivables + Finished Units) / (Total Debt - Cash) ≥ 2.2x			4.2x	4.3x
Maturity (in R$ million)	5th issuance
2012	125
2013	125
Total	250
Table 23 - Debenture Covenants - 7th issuance / 8th issuance
Debenture covenants - 7th / 8th issuance			1Q11	2Q11
(Total Receivables + Finished Units) / (Total Debt - Cash - Project Debt) > 2			27.3x	21.9x
(Total Debt - SFH Debt - Project Debt - Cash) / Equity ≤ 75%			9.6%	12.5%
EBIT / (Net Financial Result) > 1,3			6.58	4.94
Maturity (in R$ million)	7th issuance	8th issuance
2013	300	-
2014	300	144
After 2015	-	156
Total	600	300

Table 24 - Selected Financials for Covenant Calculation
Financial statements (R$ million)	1Q11	2Q11
Total debt	3,289	3,593
Project debt	1,240	1,213
SFH debt	756	735
Cash and availabilities	927	1,163
Total receivables	9,680	10,264
Receivables - PoC	5,464	5,825
Receivables - results to be recognized	4,216	4,439
Finished units	333	293

Equity	3,809	3,850

Glossary
Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of
Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-
sales will be recorded as revenue as construction progresses (PoC method). There is no definition of
"contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees
(FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa
Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luiz Mauricio de Garcia Paula	Débora Mari
Rodrigo Pereira	Máquina da Notícia Comunicação Integrada
Phone: +55 11 3025-9297 /	Phone: +55 11 3147-7412
9242 / 9305	Fax: +55 11 3147-7900
Email: ri@gafisa.com.br	E-mail: debora.mari@maquina.inf.br
Website: www.gafisa.com.br/ir

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The second quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009.

The following table displays projects launched during 2Q11:

Table 22 - Projects launched

Company	Project	Launch Date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sales 30/jun/11	Sales 30/jun/11
Gafisa 1Q11					755	228,302	47%	108,360

Gafisa	Smart Vila Mascote - Lacedemonia	May	São Paulo - SP	100%	156	66,596	64%	42,826
Gafisa	Alegria - Fase 5	May	Guarulhos - SP	100%	139	47,674	40%	19,062
Gafisa	Prime F2	May	São Luis - MA	50%	74	14,708	23%	3,318
Gafisa	Compra de Participação - IGLOO	June	São Paulo - SP	30%	27	10,382	90%	9,392
Gafisa	Smart Maracá	June	São Paulo - SP	100%	156	60,919	82%	49,835
Gafisa	Royal - Vila Nova São José QC1	June	São José dos Campos - SP	100%	68	41,789	11%	4,703
Gafisa	Vision Anália Franco	June	São Paulo - SP	100%	200	84,904	12%	10,191
Gafisa	Station Parada Inglesa (André Campale)	June	São Paulo - SP	100%	173	77,662	59%	45,733
Gafisa	Target - Comercial Capenha	June	Rio de Janeiro - RJ	60%	549	55,243	38%	20,772
Gafisa	Network Business Tower F1 e F2 (Cerami	June	São Caetano - SP	100%	855	311,749	53%	164,230
Gafisa	MUNDI - RESIDENCIAL CERAMICA - FASE I	June	São Caetano - SP	100%	192	163,633	22%	35,922
Gafisa 2Q11					2,589	935,259	43%	405,984

Alphaville 1Q11					849	181,914	63%	114,108

Alphaville	Terras Alpha Resende - F1	June	Resende - RJ	77%	325	49,204	59%	28,830
Alphaville	Terras Alpha Maricá Sta Rita - F1	June	Maricá - RJ	48%	296	46,363	57%	26,503
Alphaville 2Q11					621	95,567	58%	55,332

Tenda 1Q11					650	102,389	72%	73,849

Tenda	Lopes Trovão	April	Canoas - RS	100%	188	38,938	33%	12,898
Tenda	Montes Claros	May	Belo Horizonte - MG	100%	300	30,602	42%	12,828
Tenda	Cheverny F2	May	Goiânia - GO	100%	96	13,638	46%	6,241
Tenda	Cheverny F3	May	Goiânia - GO	100%	96	13,638	30%	4,158
Tenda	Vale Verde Cotia - Fase 7	May	Cotia - SP	100%	80	9,200	75%	6,943
Tenda	Porto Fino	June	Santa Luzia - MG	100%	224	25,228	38%	9,633
Tenda	Vila das Flores	June	Salvador-BA	100%	460	50,273	1%	696
Tenda	RESIDENCIAL ATENAS	June	Rio de Janeiro-RJ	100%	260	30,288	27%	8,258
Tenda	Reserva dos Pássaros	June	Vespasiano-MG	100%	817	103,183	56%	57,558
Tenda	Bosque dos Palmares	June	Nova Iguaçu -RJ	100%	352	34,454	9%	3,003
Tenda 2Q11					2,873	349,443	35%	122,216

Total 1Q11					2,254	512,606	42%	296,317

Total 2Q11					6,083	1,380,270	42%	583,532

Total 1H11					8,337	1,892,875	46%	879,849

The following table illustrates the financial completion of the construction in progress and the related revenue recognized (R$000) during the second quarter ended on June 30, 2011.

Company	Project	Construction status		% Sold		Revenues recognized (R$ '000)
		2Q11	1Q11	2Q11	1Q11	2Q11	1Q11
Gafisa	Ceramica Comercial	14%	0%	53%	0%	20,324	-
Gafisa	Vision Brooklin	68%	58%	100%	98%	14,330	11,674
Gafisa	Pq Barueri Cond - Fase 1	100%	100%	86%	79%	14,008	16,616
Gafisa	Nova Petropolis Sbc - 1ª Fase	100%	100%	93%	82%	13,822	10,328
Gafisa	Mont Blanc	98%	91%	64%	56%	12,785	12,074
Gafisa	Smart Maracá	26%	0%	83%	0%	12,593	-
Gafisa	Alegria Fase 1	92%	81%	94%	89%	11,888	11,188
Gafisa	Vistta Santana	85%	79%	97%	95%	11,814	6,400
Gafisa	Reserva Ibiapaba F2	63%	48%	100%	97%	11,542	11,742
Gafisa	Smart Vila Mascote	29%	0%	66%	0%	11,062	-
Gafisa	Gafisa Corporate - Jardim Paulista	89%	83%	100%	97%	10,741	6,673
Gafisa	Station Parada Inglesa	23%	0%	60%	0%	10,181	-
Gafisa	Mansão Imperial - Fase 2B	84%	73%	75%	66%	10,146	6,029
Gafisa	Colours	18%	2%	81%	74%	9,516	321
Gafisa	Condessa	31%	29%	82%	67%	9,071	30,771
Gafisa	Central Life F2	27%	20%	98%	89%	8,985	5,588
Gafisa	Laguna Di Mare - Fase 2	100%	93%	89%	85%	8,492	9,533
Gafisa	Mansão Imperial - F1	86%	75%	85%	83%	7,867	6,987
Gafisa	Reserva Ecoville	72%	53%	72%	67%	7,704	8,767
Gafisa	Manhattan Residencial	68%	58%	51%	46%	7,501	1,680
Gafisa	Manhattan Comercial	63%	59%	70%	62%	6,974	2,529
Gafisa	The Place	43%	30%	92%	81%	6,884	3,629
Gafisa	Reserva Sta Cecilia	100%	100%	41%	33%	6,597	4,619
Gafisa	Reserva Do Bosque - Fase 2	93%	82%	93%	89%	6,570	6,007
Gafisa	Magic	100%	100%	99%	95%	6,371	3,899
Gafisa	Mosaico	67%	56%	100%	96%	6,281	3,333
Gafisa	London Green	100%	100%	97%	96%	6,249	5,120
Gafisa	Pateo Mondrian (Mota Paes)	50%	45%	83%	81%	5,997	4,827
Gafisa	Alegria - Fase2B	54%	43%	88%	76%	5,937	5,255
Gafisa	Avant Garde	6%	0%	95%	0%	5,891	21
Gafisa	Supremo Ipiranga	75%	66%	100%	100%	5,803	5,782
Gafisa	Stellato	22%	18%	65%	58%	5,792	2,697
Gafisa	Global Offices	44%	31%	95%	86%	5,782	2,385
Gafisa	Acqua Residencial	100%	100%	82%	78%	5,741	3,558
Gafisa	Riservato	65%	54%	92%	78%	5,645	1,902
Gafisa	Office Life	54%	54%	80%	75%	5,637	6,306
Gafisa	Igloo Alphaville	68%	59%	98%	99%	5,621	-
Gafisa	Carpe Diem - Belem	96%	88%	84%	78%	5,495	3,278
Gafisa	Secret Garden	100%	98%	92%	86%	5,438	3,685
Gafisa	Details	100%	95%	100%	96%	5,400	4,273
Gafisa	Others					204,764	177,810
	Total Gafisa					549,239	407,286

Alphaville	Rio Das Ostras Fase Iii	88%	78%	92%	70%	17,052	5,654
Alphaville	Teresina	46%	31%	99%	98%	14,723	10,806
Alphaville	Porto Alegre	52%	38%	87%	87%	14,671	8,189
Alphaville	Ribeirão Preto	67%	51%	93%	93%	14,257	8,643
Alphaville	Granja Viana	81%	52%	99%	99%	10,379	4,332
Alphaville	Ta Petrolina	41%	18%	96%	96%	9,092	4,357
Alphaville	Belem	26%	13%	94%	85%	7,785	2,583
Alphaville	Brasília	62%	48%	87%	87%	7,577	5,857
Alphaville	Duas Unas	20%	15%	77%	56%	7,337	7,955
Alphaville	Others					53,931	55,247
	Total AUSA					156,805	113,624

	Total Tenda					335,299	279,446

	Consolidated Total					1,041,343	800,356

Consolidated Income Statement
The Income Statement reflects the impact of IFRS adoption, also for 2010.

R$ 000	2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
Net Operating Revenue	1,041,344	927,442	800,356	12.3%	30.1%
Operating Costs	(822,424)	(647,950)	(615,588)	26.9%	33.6%
Gross profit	218,920	279,492	184,768	-21.7%	18.5%
Operating Expenses
Selling Expenses	(61,970)	(61,140)	(51,505)	1.4%	20.3%
General and Administrative Expenses	(60,389)	(55,125)	(56,307)	9.5%	7.2%
Other Operating Revenues / Expenses	(8,649)	(6,947)	(10,981)	24.5%	-21.2%
Depreciation and Amortization	(22,754)	(8,781)	(12,365)	159.1%	84.0%
Non-recurring expenses	-	(259)	-	-	-
Operating results	65,158	147,240	53,610	-55.7%	21.5%
Financial Income	21,697	40,929	24,664	-47.0%	-12.0%
Financial Expenses	(50,563)	(61,782)	(55,662)	-18.2%	-9.2%
Income Before Taxes on Incom e	36,292	126,387	22,612	-71.3%	60.5%
Deferred Taxes	10,147	(12,083)	6,303	-184.0%	61.0%
Income Tax and Social Contribution	(11,590)	(9,977)	(8,150)	16.2%	42.2%
Income After Taxes on Incom e	34,849	104,327	20,765	-66.6%	67.8%
		.
Minority Shareholders	(9,737)	(7,058)	(7,059)	38.0%	37.9%
Net Incom e	25,112	97,269	13,706	-74.2%	83.2%

Net Incom e Per Share (R$)	0.05819	0.22655	0.03177	-74.3%	83.2%

Consolidated Balance Sheet

	2Q11	2Q10	1Q11	2Q11 x 2Q10	2Q11 x 1Q11
ASSETS
Current Assets
Cash and cash equivalents	330,183	306,330	228,700	7.8%	44.4%
Market Securities	832,897	1,500,054	698,277	-44.5%	19.3%
Receivables from clients	3,653,708	2,470,944	3,357,360	47.9%	8.8%
Properties for sale	1,988,093	1,446,760	1,765,570	37.4%	12.6%
Other accounts receivable	201,492	141,740	210,993	42.2%	-4.5%
Deferred selling expenses	20,588	20,592	10,375	0.0%	98.4%
Prepaid expenses	9,533	15,283	11,916	-37.6%	-20.0%
	7,036,494	5,901,703	6,283,191	19.2%	12.0%
Long-term Assets
Receivables from clients	2,171,302	2,075,161	2,106,770	4.6%	3.1%
Properties for sale	346,658	407,792	461,561	-15.0%	-24.9%
Deferred taxes	353,445	311,693	330,739	13.4%	6.9%
Other	187,536	201,520	148,059	-6.9%	26.7%
	3,058,941	2,996,166	3,047,129	2.1%	0.4%
Permanent Assets
Property, plant and equipment	81,135	59,659	79,822	36.0%	1.6%
Intangible assets	215,624	211,151	212,890	2.1%	1.3%
	296,759	270,810	292,712	9.6%	1.4%

Total Assets	10,392,194	9,168,679	9,623,032	13.3%	8.0%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financing	689,412	825,382	838,334	-16.5%	-17.8%
Debentures	153,788	123,608	71,562	24.4%	114.9%
Obligations for purchase of land and advances from
clients	526,560	466,078	438,462	13.0%	20.1%
Materials and service suppliers	225,692	244,545	178,443	-7.7%	26.5%
Taxes and contributions	294,716	154,983	259,690	90.2%	13.5%
Taxes, payroll charges and profit sharing	66,772	73,057	84,897	-8.6%	-21.3%
Provision for contingencies	21,598	6,312	16,540	242.2%	30.6%
Dividends	102,767	52,287	102,897	96.5%	-0.1%
Other	233,339	217,569	206,914	7.2%	12.8%
	2,314,644	2,163,821	2,197,739	7.0%	5.3%
Long-term Liabilities
Loans and financings	1,013,961	352,181	521,708	187.9%	94.4%
Debentures	1,736,027	1,748,000	1,857,055	-0.7%	-6.5%
Obligations for purchase of land	183,619	176,084	187,920	4.3%	-2.3%
Deferred taxes	395,440	484,453	391,687	-18.4%	1.0%
Provision for contingencies	126,811	123,155	126,841	3.0%	0.0%
Obligation for investors	460,000	380,000	380,000	21.1%	21.1%
Other	311,349	149,256	150,907	108.6%	106.3%
	4,227,207	3,413,129	3,616,118	23.9%	16.9%

Shareholders' Equity
Capital	2,730,789	2,712,899	2,730,787	0.7%	0.0%
Treasury shares	-1,731	-1,731	-1,731	0.0%	0.0%
Capital reserves	262,970	290,507	256,645	-9.5%	2.5%
Revenue reserves	741,212	381,651	741,211	94.2%	0.0%
Retained earnings/accumulated losses	38,818	162,087	13,706	0.0%	183.2%
Minority Shareholders	78,285	46,316	68,557	69.0%	14.2%
	3,850,343	3,591,729	3,809,175	7.2%	1.1%
Liabilities and Shareholders' Equity	10,392,194	9,168,679	9,623,032	13.3%	8.0%

Consolidated Cash Flows

	2Q11	2Q10
Income Before Taxes on Income	36,292	126,387

Expenses (income) not affecting working capital
Depreciation and amortization	22,754	8,781
Expense on stock option plan	4,781	2,584
Unrealized interest and charges, net	11,584	27,529
Disposal of fixed asset	-	(331)
Warranty provision	12,361	3,615
Provision for contingencies	11,552	2,819
Profit sharing provision	2,350	10,886

Decrease (increase) in assets
Clients	(360,879)	(429,973)
Properties for sale	(111,379)	(98,037)
Other receivables	(36,793)	(143,442)
Deferred selling expenses and prepaid expenses	(1,013)	(1,673)

Decrease (increase) in liabilities
Obligations on land purchases and advances from customer	86,673	12,686
Taxes and contributions	38,785	7,265
Trade accounts payable	47,249	9,897
Salaries, payroll charges	(20,479)	(4,371)
Other accounts payable	26,679	138,256

Cash used in operating activities	(229,483)	(327,122)

Investing activities

Purchase of property and equipment and deferred charges	(26,802)	(10,649)
(Aplicação) resgate de títulos e valores mobiliários, cauções e c 44	(134,620)	275,926
Cash used in investing activities	(161,422)	265,277

Financing activities

Capital increase	2	21,681
Follow on expenses	-	(9,439)
Capital reserve increase	-	18,759
Increase in loans and financing	483,533	136,286
Repayment of loans and financing	(181,281)	(148,245)
Assignment of credit receivables, net	1,553	32,772
Proceeds from subscription of redeemable equity interest in sec 60	(3,744)	(4,314)
Mortgage Assignment - CCI	203,915	-
Impostos pagos	(11,590)	(7,058)
Net cash provided by financing activities	492,388	40,442

Net increase (decrease) in cash and cash equivalents	101,483	(21,403)
Cash and cash equivalents

At the beggining of the period	228,700	374,411
At the end of the period	330,183	353,008

Net increase (decrease) in cash and cash equivalents	101,483	(21,403)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer